                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-12037


                PROSPECTUS SUPPLEMENT, DATED NOVEMBER 22, 1996
                     TO PROSPECTUS DATED NOVEMBER 7, 1996

                                     LOGO

QUARTERLY RESULTS OF OPERATIONS--QUARTER ENDED SEPTEMBER 30, 1996

  The Company's sales for the quarter ended September 30, 1996 were $7.0 million, a 20.4% increase over sales of $5.9 million for the comparable quarter in 1995. Operating income for the third quarter of 1996 was $1.1 million, a 42.4% increase over the same quarter in 1995 of $790,000.

  For the nine months ended September 30, 1996, sales increased 18.4% to $19.4 million from $16.4 million for the comparable period in 1995. Operating income for the nine months ended September 30, 1996 was $3.2 million, compared to $2.1 million for the comparable period in 1995, a 49.6% increase.

  Third quarter revenues from the Company's Year 2000 services increased to $2.2 million, a 128.6% increase over the previous quarter. Revenues from the Company's transitional outsourcing services (software development, application maintenance and migration, and re-engineering services) were $3.5 million for the third quarter of 1996.

  Professional services revenues for the third quarter of 1996 were $815,000 or 53.9% less than professional services revenues of $1.8 million for the third quarter of 1995 as the Company's resources were reallocated from short-term, time-and-materials contract programming projects to multi-year, turnkey Year 2000 and application maintenance engagements.

  During November 1996, the Company acquired an additional 18.4% of IMR-India, increasing its ownership of IMR-India to 63.1%. Subject to approval of the Reserve Bank of India, the Company has an agreement to acquire an additional 35.1% of IMR-india, which will increase the Company's total ownership of IMR-India to 98.2%.

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             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                                 SEPTEMBER 30, DECEMBER 31,
                                                     1996          1995
                                                 ------------- ------------
                                                  (UNAUDITED)
                     ASSETS
Current Assets:
  Cash and cash equivalents.....................    $   352       $1,621
  Accounts receivable...........................      4,550        2,906
  Costs and estimated earnings in excess of
   billings on uncompleted contracts............        831          708
  Other current assets..........................        798          460
                                                    -------       ------
    Total current assets........................      6,531        5,695
Property and equipment, net of accumulated de-
 preciation.....................................      3,224        1,699
Capitalized software costs, net of accumulated
 amortization...................................        664          549
Deposits and other assets.......................        836          264
Goodwill, net of accumulated amortization.......      1,653          451
                                                    -------       ------
   Total assets.................................    $12,908       $8,658
                                                    =======       ======
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Revolving credit loans........................    $ 1,659       $  655
  Current portion of long-term debt.............        899          460
  Notes payable--shareholder....................        --           242
  Accounts payable..............................      1,356          490
  Deferred revenue..............................      1,146           17
  Accrued expenses..............................      1,769        1,485
                                                    -------       ------
   Total current liabilities....................      6,829        3,349
Long-term debt..................................        660        1,132
  Notes payable--shareholder....................        --           107
  Deferred income taxes.........................         72           38
  Other liabilities.............................         79           83
                                                    -------       ------
   Total liabilities............................      7,640        4,709
                                                    -------       ------
Minority interest...............................      1,728        1,241
                                                    -------       ------
SHAREHOLDERS' EQUITY:
  Preferred Stock...............................        --           --
  Common stock..................................        640          906
  Additional paid-in capital....................        --         1,167
  Retained earnings.............................      3,017          706
  Cumulative foreign currency translation ad-
   justments....................................       (117)         (62)
                                                    -------       ------
                                                      3,540        2,717
  Less Treasury stock...........................        --            (9)
                                                    -------       ------
   Total shareholders' equity...................      3,540        2,708
                                                    -------       ------
   Total liabilities and shareholders' equity...    $12,908       $8,658
                                                    =======       ======

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY
            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     ( IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       THREE MONTHS ENDED    NINE MONTHS ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                       --------------------  ------------------
                                         1996       1995       1996      1995
                                       ---------  ---------  --------  --------
Revenues.............................  $   7,048  $   5,853  $ 19,445  $ 16,428
Cost of revenues.....................      4,106      3,607    11,328    10,360
                                       ---------  ---------  --------  --------
Gross Profit.........................      2,942      2,246     8,117     6,068
Selling, general and administrative
 expenses............................      1,817      1,456     4,909     3,924
                                       ---------  ---------  --------  --------
Income from operations...............      1,125        790     3,208     2,144
Other (expense) income...............        (36)      (105)     (164)       75
                                       ---------  ---------  --------  --------
Income before provision for income
 taxes and minority interest.........      1,089        685     3,044     2,219
Provision (benefit) for income taxes.         42        (22)      157       176
                                       ---------  ---------  --------  --------
Income before minority interest......      1,047        707     2,887     2,043
Minority interest in net (income)
 loss................................       (166)        89      (497)     (266)
                                       ---------  ---------  --------  --------
Net income...........................  $     881  $     796  $  2,390  $  1,777
                                       =========  =========  ========  ========
PRO FORMA INCOME DATA:
  Income before provision for income
   taxes and minority interest.......  $   1,089  $     685  $  3,044  $  2,219
  Pro forma provision for income tax-
   es................................        332        253     1,012       796
                                       ---------  ---------  --------  --------
  Pro forma net income before minor-
   ity interest......................        757        432     2,032     1,423
  Pro forma minority interest in net
   (income) loss.....................       (166)        89      (497)     (266)
                                       ---------  ---------  --------  --------
  Pro forma net income...............  $     591  $     521  $  1,535  $  1,157
                                       =========  =========  ========  ========
  Pro forma net income per share.....  $     .05  $     .04  $    .14  $    .08
                                       =========  =========  ========  ========
  Weighted average common and common
   stock equivalent shares
   outstanding.......................  11,255     1   4,202    11,336    14,175
                                       =========  =========  ========  ========